Exhibit 99.1

Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

MEDICURE INC.

Three and Six months ended November 30, 2011
(Unaudited)

In accordance with National Instruments 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three and six months ended November 30, 2011.

MEDICURE INC.
Condensed Consolidated Interim Statements of Financial Position
(expressed in Canadian dollars)
(unaudited)

	November 30, 2011	May 31, 2011
Assets
Current assets:
Cash	$2,544,769	$750,184
Accounts receivable (note 4)	310,967	365,490
Inventories (note 5)	562,105	449,874
Prepaid expenses	223,582	238,462
Total current assets	3,641,423	1,804,010
Non-current assets:
Property and equipment	39,783	46,942
Intangible assets (note 6)	2,829,048	3,298,286
Total non-current assets	2,868,831	3,345,228
Total assets	$6,510,254	$5,149,238
Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities	$1,550,179	$1,740,114
Accrued interest on long-term debt (note 7)	21,575	7,869,577
Current portion of long-term debt (note 7)	-	22,468,518
Current portion of royalty obligation (note 7)	158,125	-
Total current liabilities	1,729,879	32,078,209
Non-current liabilities
Long-term debt (note 7)	4,582,246	-
Royalty obligation (note 7)	773,116	-
Total non-current liabilities	5,355,362	-
Total liabilities	7,085,241	32,078,209
Shareholders' deficiency:
Share capital (note 8)	117,033,258	116,014,623
Contributed surplus	4,346,312	4,121,867
Accumulated other comprehensive income	133,923	(376,630)
Deficit	(122,088,480)	(146,688,831)
Total shareholders' deficiency	(574,987)	(26,928,971)
Going concern (note 2(c))
Commitments and contingencies (note 10)
Subsequent events (note 14)
Total liabilities and shareholders' deficiency	$6,510,254	$5,149,238

See accompanying notes to condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statements of Net Income (Loss) and Comprehensive Income (Loss)
(expressed in Canadian dollars)
(unaudited)

	Three months ended	Three months ended	Six months ended	Six months ended
	Nov 30, 2011	Nov 30, 2010	Nov 30, 2011	Nov 30, 2010
Revenue
Product sales, net (note 9)	$2,246,580	$802,409	$3,765,884	$1,632,614
Cost of goods sold (notes 5 and 6)	248,769	245,191	567,107	492,586
Gross Profit	1,997,811	557,218	3,198,777	1,140,028

Expenses
Selling, general and administrative (note 11)	710,739	276,679	1,494,912	991,107
Research and development	109,855	1,399	469,873	150,948
	820,594	278,078	1,964,785	1,142,055
Income (loss) before the undernoted	1,177,217	279,140	1,233,992	(2,027)

Other income:
Gain on settlement of debt (note 7)	-	-	(23,931,807)	-

Finance costs (income):
Finance income	(198)	(152)	(374)	(179)
Finance expense	108,589	801,984	552,606	1,601,335
Foreign exchange loss (gain), net	10,046	(1,232,604)	13,216	(733,258)
	118,437	(430,772)	565,448	867,898
Net income (loss)	$1,058,780	$709,912	$24,600,351	$(869,925)
Translation adjustment	165,274	11,774	510,553	(63,528)
Comprehensive income (loss)	$1,224,054	$721,686	$25,110,904	$(933,453)
Basic and diluted income (loss) per share	0.01	0.01	0.15	(0.01)
Weighted average number of common shares used in computing basic and diluted income (loss) per share	182,947,595	130,307,552	169,428,021	130,307,552

See accompanying notes to condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statements of Changes in Deficiency
(expressed in Canadian dollars)
(unaudited)

			Accumulated
			Other
	Share	Contributed Comprehensive
	Capital	Surplus	Income	Deficit	Total
Balance, May 31, 2010	$116,014,623	$4,044,810	$-	$(145,054,057)	$(24,994,624)
Loss and comprehensive loss for the period	-	-	(63,528)	(869,925)	(933,453)
Transactions with owners, recorded directly in equity
Share-based payments (note 8(c))	-	91,148	-	-	91,148
Total transactions with owners	-	91,148	-	-	91,148
Balance, November 30, 2010	$116,014,623	$4,135,958	$(63,528)	$(145,923,982)	$(25,836,929)

			Accumulated
			Other
	Share	Contributed Comprehensive
	Capital	Surplus	Income	Deficit	Total
Balance, May 31, 2011	$116,014,623	$4,121,867	$(376,630)	$(146,688,831)	$(26,928,971)
Income and comprehensive income for the period	-	-	510,553	24,600,351	25,110,904
Transactions with owners, recorded directly in equity
Issuance of common shares (note 8(b))	1,018,635	-	-	-	1,018,635
Share-based payments (note 8(c))	-	224,445	-	-	224,445
Total contributions by owners	1,018,635	224,445	-	-	1,243,080
Balance, November 30, 2011	$117,033,258	$4,346,312	$133,923	$(122,088,480)	$(574,987)

See accompanying notes to condensed consolidated interim financial statements.

MEDICURE INC.
Condensed Consolidated Interim Statement of Cash Flows
(expressed in Canadian dollars)
(unaudited)

	Six months ended	Six months ended
	Nov 30, 2011	Nov 30, 2010
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$24,600,351	$(869,925)
Adjustments for:
Gain on settlement of debt (note 7)	(23,931,807)	-
Amortization of property and equipment	10,402	10,041
Amortization of intangible assets	421,215	443,153
Amortization of deferred debt issue expense	78,422	100,692
Stock-based compensation	224,445	91,148
Write-down of intangible assets (note 6)	215,393	5,974
Unrealized foreign exchange loss	93,056	(714,334)
Change in the following:
Accounts receivable	54,523	10,289
Inventories	(112,231)	75,001
Prepaid expenses	14,880	(103,314)
Accounts payable and accrued liabilities	(189,935)	(602,323)
Accrued interest on long-term debt	456,671	1,523,720
Royalty obligation	(27,634)	-
Interest paid	(78,390)	-
Cash flows from (used in) operating activities	1,829,361	(29,878)
Investing activities:
Acquisition of property and equipment	(1,488)	(1,787)
Acquisition of intangible assets	(15,487)	(29,973)
Cash flows used in investing activities	(16,975)	(31,760)
Financing activities:
Share issuance costs	(34,166)	-
Proceeds from long-term debt (note 7)	5,000,000	-
Repayments of long-term debt (note 7)	(4,750,000)	-
Debt issuance costs (note 7)	(70,240)	-
Debt settlement costs (note 7)	(164,308)	-
Cash flows used in financing activities	(18,714)	-
Foreign exchange gain on cash held in foreign currency	913	(1,761)
Increase (decrease) in cash	1,794,585	(63,399)
Cash, beginning of period	750,184	371,262
Cash, end of period	$2,544,769	$307,863

Supplementary information:
Non-cash financing activities:
Shares issued on debt settlement (note 7)	646,801	-
Shares issued for guarantee of long-term debt (note 7)	371,834	-

See accompanying notes to condensed consolidated interim financial statements.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

1.     Reporting entity:

Medicure Inc. (the Company) is a company domiciled and incorporated in Canada and as of October 24, 2011 its Common Shares are listed on the TSX Venture Exchange.  Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX Venture Exchange.  Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange.  The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada.  The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product, AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction.  The Company’s primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.  The Company’s primary, non-AGGRASTAT® research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia (TD).  This program evolved from the Company’s extensive clinical experience with MC-1, a naturally occurring small molecule, for new chronic medical conditions.

2.     Basis of preparation of financial statements:

(a)       Statement of compliance
These unaudited condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards (IFRS).  These financial statements were prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.  These unaudited condensed consolidated interim financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its consolidated financial statements as at and for the year ending May 31, 2012.  The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements.

In November 2011, the Company filed its condensed consolidated interim financial statements for the three months ended August 31, 2011, which represent the initial presentation of its results and financial position under IFRS.  These condensed consolidated interim financial statements for the period ended November 30, 2011 should be read in conjunction with the Company's condensed consolidated interim financial statements for the period ended August 31, 2011.  As the Company's interim financial statements were previously prepared in accordance with previous Generally Accepted Accounting Principles (GAAP), disclosure of the transition from previous GAAP is included in Note 15.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on January 17, 2012.

(b)       Basis of presentation

These condensed consolidated interim financial statements have been prepared using the historical cost basis, which is generally based on the fair value of the consideration at the time of the transaction, except for the following material items in the statement of financial position:

•	financial instruments at fair value through profit or loss are measured at fair value

•	equity settled share-based payment awards are measured at fair value at the grant date

The impact of seasonality on operations is not considered significant on the condensed consolidated interim financial statements.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

2.     Basis of preparation of financial statements (continued):

(c)       Going concern

These condensed consolidated interim financial statements have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is significant doubt about the appropriateness of the use of the going concern assumption because the Company had experienced operating losses from incorporation to May 31, 2011.

The Company has accumulated a deficit of $122,088,480 as at November 30, 2011.  The Company’s future operations are dependent upon its ability to maintain or grow sales of AGGRASTAT®, and/or secure additional capital, which may not be available under favourable terms. Should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for these financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

(d)       Functional and presentation currency

The financial statements are presented in Canadian dollars, which is the Company's functional currency.  All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

(e)       Use of estimates and judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Company's accounting policies and the key sources of estimation uncertainty are expected to be the same as those to be applied in the first annual IFRS financial statements.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial years are included in the following notes to the August 31, 2011 financial statements:

•	Note 3(c)(ii) Warrant liability

•	Note 3(d) Provisions for returns and discounts

•	Note 3(g)(i): Research and development costs

•	Note 3(g)(ii): Intangible assets

•	Note 3(j)(ii): Share-based payment transactions

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

3.          New standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards issued by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretations Committee (IFRIC) that are not yet effective up to the date of issuance of the Company’s financial statements are listed below.  The Company is assessing the impact of these pronouncements on its consolidated results and financial position. The Company intends to adopt those standards when they become effective.

IFRS 9 Financial Instruments: Classification and Measurement

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013.  In subsequent phases, the IASB will address hedge accounting and impairment of financial assets.  The Company will quantify the effect, if any, in conjunction with the application of the other phases, when issued, to present a comprehensive picture.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB published IFRS 10, Consolidated Financial Statements. The standard is effective for annual periods beginning on or after January 1, 2013.  IFRS 10 replaces IAS 27 and Standing Interpretation Committee (SIC) 12, Consolidation Special Purpose Entities. The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. The company has not yet determined the impact of IFRS 10 on its consolidated financial statements.

IFRS 13 - Fair Value Measurement

In May 2011, the IASB published IFRS 13 Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013.  The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application. IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance.  It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. The standard also establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements to provide information that enables financial statement users to assess the methods and inputs used to develop fair value measurements and, for recurring fair value measurements that use significant unobservable inputs (Level 3), the effect of the measurements on profit or loss or other comprehensive income. IFRS 13 explains how to measure fair value when it is required or permitted by other IFRSs. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013.  The Company does not expect IFRS 13 to have a material impact on the financial statements.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

4.     Accounts receivable:

	November 30, 2011	May 31, 2011
Trade accounts receivable	289,329	353,473
Other accounts receivable	21,638	12,017
	310,967	365,490

As at November 30, 2011, the trade accounts receivable consists of amounts owing from three customers which represent approximately 92 percent (May 31, 2011 - 100 percent) of trade accounts receivable.

5.     Inventories:

	November 30, 2011	May 31, 2011
Unfinished product and packaging materials	254,050	74,902
Finished product	308,055	374,972
	562,105	449,874

During the six months ending November 30, 2011 and 2010, the Company did not write-off any inventory.  Inventory expensed as part of cost of goods sold during the six months ended November 30, 2011 was $139,917 (November 30, 2010 - $75,002).

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

6.     Intangible assets

			Customer
Cost	Patents	Trademarks	List	Total
Balance, May 31, 2010	$8,872,044	$1,534,440	$270,784	$10,677,268
Additions	42,327	-	-	42,327
Change due to write-down	(359,079)	-	-	(359,079)

Balance, May 31, 2011	8,555,292	1,534,440	270,784	10,360,516
Additions	15,487	-	-	15,487
Change due to write-down	(338,409)	-	-	(338,409)
Effect of movements in exchange rates	120,996	33,938	5,989	160,923
Balance, November 30, 2011	$8,353,366	$1,568,378	$276,773	$10,198,517

			Customer
Accumulated amortization and write-downs	Patents	Trademarks	List	Total

Balance, May 31, 2010	$(5,304,021)	$(814,610)	$(143,755)	$(6,262,386)
Amortization	(746,409)	(112,438)	(19,842)	(878,689)
Change due to write-down	78,845	-	-	78,845

Balance, May 31, 2011	(5,971,585)	(927,048)	(163,597)	(7,062,230)
Amortization	(353,547)	(57,518)	(10,150)	(421,215)
Change due to write-down	123,016	-	-	123,016
Effect of movements in exchange rates	(6,797)	(1,907)	(336)	(9,040)
Balance, November 30, 2011	$(6,208,913)	$(986,473)	$(174,083)	$(7,369,469)

			Customer
Carrying amounts	Patents	Trademarks	List	Total
At June 1, 2010	$3,568,023	$719,830	$127,029	$4,414,882
At May 31, 2011	$2,583,707	$607,392	$107,187	$3,298,286
Balance, November 30, 2011	$2,144,453	$581,905	$102,690	$2,829,048

The Company has considered indicators of impairment at June 1, 2010, May 31, 2011 and November 30, 2011.  At June 1, 2010 and May 31, 2011, indicators of impairment existed and the Company performed an impairment test and recorded write-downs of patents of $765,294 for the year-end May 31, 2011.  To November 30, 2011, the Company has recorded an aggregate impairment loss of $16,077,615 primarily resulting from a previous write-down of AGGRASTAT® intangible assets and from patent applications not pursued or patents abandoned.  The Company also reviewed the remaining intangible assets for impairments as at November 30, 2011 and has determined no further write-downs were necessary.

For the six months ended November 30, 2011, amortization of intangible assets relating to AGGRASTAT® totaling $408,889 (November 30, 2010 - $417,584) is recognized in cost of goods sold and amortization of non-AGGRASTAT® intangible assets totaling $12,326 (November 30, 2010 - $25,569) and write-downs of intangible assets totaling $215,393 (November 30, 2010 - $5,974) are recognized in research and development expense.

As described in note 7, certain intangible assets were pledged as security against long-term debt.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

7.     Long-term debt:

	November 30, 2011	May 31, 2011
Manitoba Industrial Opportunities Program loan	$4,582,246	$-
Birmingham long-term debt	-	22,468,518
	4,582,246	22,468,518
Current portion of long-term debt	-	22,468,518
	$4,582,246	$-

Principal repayments to maturity by fiscal year are as follows:

2014	$1,388,889
2015	1,666,667
2016	1,666,667
2017	277,777
5,000,000
Less deferred debt issue expenses (net of accumulated amortization of $52,486)	417,754
$4,582,246

In September 2007, the Company entered into a debt financing agreement with Birmingham Associates Ltd. (Birmingham), an affiliate of Elliott Associates, L.P. (Elliott) for proceeds of US$25 million. Under the terms of the agreement, Birmingham was to receive payments based on a percentage of AGGRASTAT® net sales. Birmingham was entitled to a return of 20 percent on the first US$15 million in AGGRASTAT® revenues, 17.5 percent on the next US$10 million, 15 percent on the next US$5 million and 5 percent thereafter, subject to an escalating minimum annual return, until May 31, 2020. The minimum annual payments started at US$2.5 million in 2008 and were to escalate to US$6.9 million in 2017. The total minimum payments over the life of the agreement in aggregate were US$49.7 million. The annual minimum payments are reflected in the effective interest rate calculation of the debt.

As at May 31, 2011, the Company was in default of the terms of its debt financing obligations.  The portion of the minimum payments that were past due included in the accrued interest on long-term debt at May 31, 2011 was $4,804,788, or US$4,933,471.  Of this amount, US$1,739,659 was originally due July 15, 2009; US$180,811 was originally due October 15, 2009; US$195,550 was originally due January 15, 2010; US$160,359 was originally due April 15, 2010; US$2,063,280 was originally due on July 15, 2010, US$168,085 was originally due October 15, 2010, US$167,025 was originally due January 15, 2011, and US$258,703 was originally due April 15, 2011.  The debt agreement contained no express provisions to accelerate debt payments in an event of default, however under the agreement the lender could have exercised its security rights at any time while in default.   Accordingly, for financial reporting purposes, the outstanding long term debt of US$25 million that was in default was classified as a current liability at May 31, 2011.

On July 18, 2011, the Company settled its existing long-term debt in exchange for; i) $4,750,000 in cash; ii) 32,640,043 common shares of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

7.     Long-term debt (continued):

The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The difference between the carrying amount of the long-term debt extinguished and the consideration paid, comprising cash, equity instruments and the royalty obligation assumed, has been recognized as a gain on the settlement of debt in the statement of net income for the six months ended November 30, 2011.  In accordance with IFRIC 19 Extinguishing financial liabilities with equity instruments, the shares issued in partial consideration for the settlement of the debt have been included in consideration paid and measured at their fair value at the date of the settlement.

As at July 18, 2011 the Company had total Canadian dollar book value of long-term debt of $22,254,966, net of unamortized deferred financing fees of $941,454.  The Company also had accrued interest payable of $8,145,865 for a total carrying value of the debt settled on July 18, 2011 of $30,400,831.

The gain on the settlement of debt totals $23,931,807 and consideration paid comprised $4,750,000 cash paid, common shares with a value of $652,801 and a royalty obligation valued at $901,915, in addition to legal costs associated with the debt settlement transaction of $164,307.

The Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program, to assist in the settlement of the long-term debt. The loan bears interest annually at the crown company borrowing rate plus two percent and matures on July 1, 2016.  The loan is payable interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity.  The loan is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 20,000,000 common shares of the Company in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101.  Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The interest rate on the Manitoba Industrial Opportunities Program loan for the six months ended November 30, 2011 was 5.25%.

8.     Capital stock:

(a)      Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

8.     Capital stock (continued)

(b)      Shares issued and outstanding:

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount
Balance, June 1, 2010	130,307,552	$116,014,623
Balance, May 31, 2011	130,307,552	$116,014,623
Shares issued on July 18, 2011	52,640,043	1,018,635
Balance, November 30, 2011	182,947,595	$117,033,258

On July 18, 2011, the Company issued 32,640,043 common shares as part of the consideration of the settlement of the Company's existing debt. These shares had a value of $646,801, net of share issue costs of $6,000 (note 7).

On July 18, 2011, the Company issued 20,000,000 common shares of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method (note 7).

(c)      Stock option plan:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of ten percent of the outstanding common shares of the Company at any time. The stock options generally are subject to vesting over a period up to three years and have a maximum term of ten years.

On July 18, 2011, the Company issued 12,542,000 stock options to employees and consultants of the Company, including the Chief Executive Officer and Chief Operating Officer, at an exercise price of $0.10 per common share.  The options vested immediately and expire after ten years.

Changes in the number of options outstanding during the six months ended November 30, 2011 and 2010 are as follows:

	November 30, 2011		November 30, 2010
	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Balance, beginning of period	2,322,192	$0.74	5,032,192	$0.71
Granted	12,542,000	0.10	-	-
Forfeited, cancelled or expired	(425,000)	0.09	(565,000)	0.76
Balance, end of period	14,439,192	$0.74	4,467,192	$0.70
Options exercisable, end of period	14,439,192	$0.74	4,158,016	$0.74

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

8.     Capital stock (continued)

(c)       Stock option plan: (continued):

Options outstanding at November 30, 2011 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable
$0.03 - $0.50	13,197,000	9.46 years	$0.10	13,197,000
$0.51 - $1.00	470,025	6.02 years	$0.85	470,025
$1.01 - $1.68	772,167	4.38 years	$1.63	772,167
$0.03 - $1.68	14,439,192	9.08 years	$0.20	14,439,192

The compensation expense related to stock options granted during the period and in previous periods under the stock option plan for the six months ended November 30, 2011 was $224,445 (2010 - $91,148).

The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.  There were no options issued during fiscal 2011.

November 30, 2011
Expected option life	7.6 years
Risk free interest rate	1.90%
Dividend yield	nil
Expected volatility	193.05%

(d)      Shareholder rights plan:

The Company had a shareholder rights plan, the primary objective of which was to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any takeover offer for the Company and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value.  The shareholder rights plan expired on November 22, 2011 and was not renewed by the Company.

(e)       Per share amounts

The weighted average number of common voting shares outstanding for the six ended November 30, 2011 and 2010 was 169,428,021 and 130,307,552, respectively.  For the periods ended November 30, 2011 and 2010, the dilution created by options and warrants has not been reflected in the per share amounts as the effect would be anti-dilutive.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

9. Revenue:

During the three months ended November 30, 2011 and 2010, the Company earned revenues as follows:

	November 30, 2011	November 30, 2010
Sale of finished products - AGGRASTAT®	$791,980	$802,409
Sale of unfinished products	1,454,600	-
	$2,246,580	$802,409

During the six months ended November 30, 2011 and 2010, the Company earned revenues as follows:

	November 30, 2011	November 30, 2010
Sale of finished products - AGGRASTAT®	$1,850,451	$1,632,614
Sale of unfinished products	1,915,433	-
	$3,765,884	$1,632,614

On July 6, 2011, the Company entered into an agreement with Iroko Cardio, LLC (Iroko) to advance AGGRASTAT® in each of the Company's and Iroko's respective territories. Iroko owns rights to AGGRASTAT® outside of the Company's territory. Under the terms of the agreement, the Company transferred to Iroko AGGRASTAT® unfinished product from inventory on hand and the rights to purchase additional quantities from a third party. In turn, Iroko paid Medicure International Inc. US$1,059,000 on July 6, 2011 and agreed to pay an additional US$850,000 on or before November 1, 2011, subject to certain conditions. The Company recognized $1,454,600 and $1,915,433 of revenue during the three and six months ended November 30, 2011 respectively.

In addition, Iroko made available to the Company certain analytical methods for testing of AGGRASTAT® drug product and provided the Company the option, exercisable by the Company within one year, to obtain certain data used by Iroko to obtain changes to the approved use of AGGRASTAT® in Europe.  If the Company exercises its option to obtain the data and is successful in getting changes to the approved use of AGGRASTAT® in the United States, Iroko will be entitled to receive a royalty of up to US$3,500,000 on future AGGRASTAT® sales based on three percent of sales per year.  Management has determined the value of the option received to obtain such data used by Iroko is not significant.

10. Commitments and contingencies:

(a)      Commitments:

As at November 30, 2011 and in the normal course of business the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

Purchase
agreement
commitments
Contractual obligations payment due by fiscal period ending August 31, 2011:

2012 - remaining	799,000
2013	67,000
$866,000

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

10. Commitments and contingencies (continued):

(a)      Commitments (continued):

The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party totaling a minimum of $866,000 or US$849,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2013.

Effective October 1, 2009, the Company entered into a business and administration services agreement with Genesys Venture Inc. (GVI), a company controlled by the Chief Executive Officer (note 11), under which the Company committed to pay $25,000 per month or $300,000 per annum. On October 1, 2010, an amendment was made to the agreement thereby reducing the fees to $15,000 per month, or $180,000 per year effective November 1, 2010.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.

In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries have ongoing research and development agreements with third parties in the ordinary course of business.

Contracts with contract research organizations (CROs) are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. As at November 30, 2011, the Company has committed to fund a further $3,000,000 research and development activities under development agreements with CROs.  The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided 30 days notice is provided.

(b)      Guarantees:

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

(c)      Royalties:

As a part of the debt settlement described in note 7, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty.  As at November 30, 2011, $31,815 in royalties is payable within sixty days of November 30, 2011.

As part of the sale described in note 9, if the Company exercises its option to obtain AGGRASTAT® data and is successful in getting changes to the approved use of AGGRASTAT® in the United States, the Company would be obligated to pay a three percent royalty of up to US$3,500,000 on future AGGRASTAT® sales.

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales.  To date, no royalties are due and/or payable.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

10. Commitments and contingencies (continued):

(d)      Contingencies:

In the normal course of business the Company may from time to time be subject to various claims or possible claims.  Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

11. Related party transactions:

(a) Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company.  The Board of Directors, Chief Executive Offer, and President and Chief Operating Officer are key management personnel.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan.  The following table details the compensation paid to key management personnel:

	Six months ended	Six months ended
	November 30, 2011	November 30, 2010
Salaries, fees and short-term employee benefits	$216,389	$210,660
Share-based payments	182,713	34,588
	$399,102	$245,248

(b) Transactions with related parties

Directors and key management personnel control 16 percent of the voting shares of the Company.

During the six months ended November 30, 2011, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $90,000 (November 30, 2010 - $145,250) for business administration services and $4,750 (November 30, 2010 - $10,546) in rental costs.  As described in note 10, the Chief Financial Officer's services are provided through a consulting agreement with GVI.  In addition, intellectual property, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions (GVI CDS), a company controlled by the Chief Executive Officer.  Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.  During the six months ended November 30, 2011, the Company paid GVI CDS $85,421 (November 30, 2010 - $41,837) for clinical research services.

As of November 30, 2011, included in accounts payable and accrued liabilities is $6,456 (2010 - $1,328) payable to GVI and $15,306 (2010 - $13,199) payable to GVI CDS, which are unsecured and payable on demand.

On July 18, 2011, the Company issued 20,000,000 common shares of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

12. Determination of fair values:

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities.  Fair values have been determined for measurement and/or disclosure purposes based on the following models.  When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a) Intangible assets

The fair value of intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(b) Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(c) Warrant liability

The warrant liability is measured by reference to the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date.  Estimating fair value for these warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

13. Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in; Canada, the United States and Barbados. During the six months ended November 30, 2011, 100 percent of product revenues were generated from sales of AGGRASTAT® in the United States, which was to seven customers. Customer A accounted for 34 percent, Customer B accounted for 31 percent, Customer C accounted for 24 percent, and the remaining four customers accounted for 11 percent of revenues.

Property and equipment and intangible assets are located in the following countries:

	November 30, 2011	May 31, 2011
Canada	14,374	32,218
Barbados	2,829,048	3,284,196
United States	25,409	28,814
	2,868,831	3,345,228

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

14.  Subsequent events:

Warrants:

On December 22, 2011, 3,984,608 warrants to purchase Common Shares of the Company at an exercise price of USD$1.70 per Common Share expired.

15. Transition to IFRS:

These condensed consolidated interim financial statements for the period ending November 30, 2011 are prepared in accordance with IFRS. As such, these financial statements have been prepared in accordance with IFRS 1, as well as the accounting policies as described in Note 3 of the Company's condensed consolidated interim financial statements for the three months ended August 31, 2011.

(a) Transition elections

Business combinations

The Company has elected not to apply IFRS 3, Business Combinations, retrospectively to the acquisition of businesses as defined under IFRS 3 that occurred prior to the transition date.

Share-based payment transaction exemption

The Company has elected to apply the share-based payment exemption.  It applied IFRS 2, Share-based payment, from June 1, 2010 to those options that were issued after November 7, 2002 but that had not vested by June 1, 2010.

Estimates

Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS.

(b) Accounting policy elections

IFRS 2 is effective for the Company as of June 1, 2010 and is applicable to stock options and grants that are unvested at that date.  The transition rules in IFRS 1 and IFRS 2 as applied by the Company result in the following:
•	Share options prior to November 7, 2002 are not taken into account for IFRS 2; and
•
From June 1, 2010, all share options and other share-based payments will be expensed in accordance with the policy stated in Note 3 to the August 31, 2011 condensed consolidated interim financial statements.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

15. Transition to IFRS (continued):

(c) Reconciliation of Deficiency as Previously Reported Under Canadian GAAP to IFRS

November 30, 2010
		CDN	Transition
	Ref	GAAP	Adjustments	Reclasses	IFRS
Assets
Current assets:
Cash		$307,863	$-	$-	$307,863
Accounts receivable		380,633	-	-	380,633
Inventory	2	475,974	9,397	-	485,371
Prepaid expenses	2	279,594	5,139	-	284,733
Total current assets		1,444,064	14,536	-	1,458,600
Non-current assets
Capital assets	2	60,498	1,023	-	61,521
Intangible assets		3,995,728	-	-	3,995,728
Total non-current assets		4,056,226	1,023	-	4,057,249
Total assets		$5,500,290	$15,559	$-	$5,515,849
Liabilities and Shareholders' Deficiency
Current liabilities:
Accounts payable and accrued liabilities	1	$717,863	$12,721	$-	$730,584
Accrued interest on long-term debt		6,860,277	-	-	6,860,277
Long-term debt		23,761,917	-	-	23,761,917
Total current liabilities		31,340,057	12,721	-	31,352,778
Shareholders' deficiency:
Share capital		116,014,623	-	-	116,014,623
Contributed surplus	1	5,093,078	(957,120)	-	4,135,958
Warrants	1	8,108,600	(8,108,600)	-	-
Accumulated other comprehensive income	2	-	(63,528)	-	(63,528)
Deficit	1, 2	(155,056,068)	9,132,086	-	(145,923,982)
Total shareholders' deficiency		(25,839,767)	2,838	-	(25,836,929)
Total liabilities and shareholders' deficiency		$5,500,290	$15,559	$-	$5,515,849

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

15. Transition to IFRS (continued):

(c) Reconciliation of Equity as Previously Reported Under Canadian GAAP to IFRS (continued)

1. Warrants

IFRS requires warrants with an exercise price denominated in a currency other than the entity’s functional currency to be treated as a liability measured at fair value. Changes in fair value are to be recorded in the consolidated statement of loss and comprehensive loss.

At November 30, 2010, the warrants had a fair value of $12,721, which was recorded in accounts payable and accrued liabilities.  Within equity warrants decreased by $8,108,600, contributed surplus decreased by $957,120 and deficit decreased by $9,052,999.

2. Functional currency

IFRS requires the impact of fluctuations in foreign currency exchange rates relating to the Company's U.S. dollar subsidiary and any foreign currency effects on the translation of this subsidiary's financial statements to be recorded as a separate component of equity and other comprehensive income (loss). Under Canadian GAAP, the Company treated this subsidiary as an integrated foreign operation with translation differences recorded as part of profit and loss.  The result of transition to IFRS are as follows:

At November 30, 2010, translation differences resulted in an increase in inventory by $9,397, an increase in prepaid expenses by $5,139, an increase in property and equipment by $1,023, cumulative translation adjustments of ($63,528) and a decrease in the deficit by $79,087.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

15. Transition to IFRS (continued):

(d) Reconciliation of Comprehensive Income (Loss) as Previously Reported Under Canadian GAAP to IFRS

For the three months ended November 30, 2010
		CDN	Transition
	Ref	GAAP	Adjustments	Reclasses	IFRS
Revenue
Product sales, net		802,409	-	-	802,409
Expenses:
Cost of goods sold, excluding depreciation	2	36,408	-	208,783	245,191
Selling, general and administrative	2	272,731	-	3,948	276,679
Research and development	2	(10,391)	-	11,790	1,399
Amortization	2	225,632	-	(225,632)	-
Loss from operations		278,029	-	1,111	279,140

Finance expenses (income):
Finance income		(152)	-	-	(152)
Finance expense	1, 2	795,385	5,488	1,111	801,984
Foreign exchange loss, net	3	(1,246,102)	13,498	-	(1,232,604)
Net finance costs		(450,869)	18,986	1,111	(430,772)

Income for the period		728,898	(18,986)	-	709,912
Translation adjustment	3	-	11,774	-	11,774
Comprehensive income for the period		728,898	(7,212)	-	721,686
Basic and diluted income per share for the period		0.01	-	-	0.01

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

15. Transition to IFRS (continued):

(d) Reconciliation of Comprehensive Income (Loss) as Previously Reported Under Canadian GAAP to IFRS (continued)

For the six months ended November 30, 2010
		CDN	Transition
	Ref	GAAP	Adjustments	Reclasses	IFRS
Revenue
Product sales, net		1,632,614	-	-	1,632,614

Expenses:
Cost of goods sold, excluding depreciation	2	75,002	-	417,584	492,586
Selling, general and administrative	2	983,238	-	7,869	991,107
Research and development	2	119,405	-	31,543	150,948
Write-down of fixed and intangible assets	2	5,974	-	(5,974)	-
Amortization	2	453,195	-	(453,195)	-
Loss before the undernoted		(4,200)	-	2,173	(2,027)

Finance expenses (income):
Finance income		(179)	-	-	(179)
Finance expense	1, 2	1,624,412	(25,250)	2,173	1,601,335
Foreign exchange gain, net	3	(654,171)	(79,087)	-	(733,258)
Net finance costs		970,062	(104,337)	2,173	867,898

Loss for the year		(974,262)	104,337	-	(869,925)
Translation adjustment	3	-	(63,528)	-	(63,528)
Comprehensive loss for the year		(974,262)	40,809	-	(933,453)
Basic and diluted loss per share for the year		(0.01)	-	-	(0.01)

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

15. Transition to IFRS (continued):

(d) Reconciliation of Comprehensive Income (Loss) as Previously Reported Under Canadian GAAP to IFRS (continued)

1. Warrants

IFRS requires warrants with an exercise price denominated in a currency other than the entity’s functional currency to be treated as a liability measured at fair value. Changes in fair value are to be recorded in the consolidated statement of loss and comprehensive loss.

As a result of applying this change finance expense has increased by $5,488 for the three months ended November 30, 2010 and decreased by $25,250 for the six months ended November 30, 2010.

2. Presentation of Statement of Loss and Comprehensive Loss

Under Canadian GAAP, the statement of loss and comprehensive loss was presented using a combination of function and nature of expenses.  The Company has elected to present expenses in the consolidated statements of loss and comprehensive loss by function under IFRS.

For the three month period ended November 30, 2010, the following reclassifications were made:

•	$208,783 of amortization relating to AGGRSTAT® intangible assets was reclassified from amortization to cost of goods sold.

•	$11,790 of amortization relating to intangible assets was reclassified from amortization to research and development.

•	$5,059 of amortization relating to fixed assets was reclassified from amortization to selling, general and administration.

•	$1,111 of bank charges was reclassified from selling, general and administrative to interest expense.

For the six months ended, 2011, the following reclassifications were made:

•	$417,584 of amortization relating to AGGRSTAT® intangible assets was reclassified from amortization to cost of goods sold.

•	$25,569 of amortization relating to intangible assets was reclassified from amortization to research and development.

•	$10,042 of amortization relating to fixed assets was reclassified from amortization to selling, general and administration.

•	$5,974 of write-downs of intangible assets was reclassified from write-down of fixed and intangible assets to research and development.

•	$2,173 of bank charges was reclassified from selling, general and administrative to interest expense.

MEDICURE INC.
Notes to the Condensed Consolidated Interim Financial Statements
(expressed in Canadian dollars)
(unaudited)

15. Transition to IFRS (continued):

(d) Reconciliation of Comprehensive Income (Loss) as Previously Reported Under Canadian GAAP to IFRS (continued)

3. Functional currency

IFRS requires the impact of fluctuations in foreign currency exchange rates relating to the Company's U.S. dollar subsidiary and any foreign currency effects on the translation of this subsidiary's financial statements to be recorded as a separate component of equity and other comprehensive income (loss). Under Canadian GAAP, the Company treated this subsidiary as an integrated foreign operation with translation differences recorded as part of profit and loss.  The result of transition to IFRS are as follows:

For the three months ended November 30, 2010, translation differences resulted in a net decrease in foreign exchange losses of $13,498 and translation adjustments recorded in other comprehensive loss of $11,774.

For the six months ended November 30, 2010, translation differences resulted in a net increase in foreign exchange gains of $79,087, and translation adjustments recorded in other comprehensive loss of ($63,528).